05037227

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freestone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1191 Second Avenue, Suite, 2100
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Smart (206) 398-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Avenue, # 59, Encino, CA 91316
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Smart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freestone Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JENNIFER MORELAND NOTARY PUBLIC STATE OF WASHINGTON 7-16-06

Signature

President

Title

Notary Public 7/16/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT

Board of Members
Freestone Securities, LLC
Seattle, Washington

I have audited the accompanying statement of financial condition of Freestone Securities, LLC as of December 31, 2004 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freestone Securities, LLC as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 11, 2005

FREESTONE SECURITIES, LLC

Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$102,715
Organization costs	
net of amortization $6,565 (Note1)	17,701
Other assets	267
Total assets	$120,683

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable	$ 6,929
Total liabilities	6,929
MEMBERS' EQUITY:	
Members' equity	113,754
Total liabilities and members' equity	$120,683

The accompanying notes are an integral part of these financial statements

FREESTONE SECURITIES, LLC

Statement of Income
For the year ended December 31, 2004

REVENUES:	
Commissions	$ 418,166
Mutual funds	54,350
Equities	9,215
Other income	38,557
Total revenues	520,288
EXPENSES:	
Amortization	$ 6,060
Clearing charges	89,220
NASD Registration fees	8,148
Occupancy	7,583
Professional fees	7,000
Salaries	47,722
Employee benefits	4,001
Other expenses	31,287
Total expenses	201,021
Net income	$319,267

The accompanying notes are an integral part of these financial statements

FREESTONE SECURITIES, LLC

Statement of Members' Equity
For the year ended December 31, 2004

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2004	$194,487		$194,487
Withdrawals	(400,000)		(400,000)
Net income		319,267	319,267
Ending balance December 31, 2004	($205,513)	$ 319,267	$113,754

The accompanying notes are an integral part of these financial statements

FREESTONE SECURITIES, LLC.

Statement of Cash Flows
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$319,267
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	6,060
(Increase) decrease in:	
Accounts receivable	34,083
Other assets	4,648
Increase (decrease) in:	
Accounts payable	(46,781)
Total adjustments	(1,990)
Net cash provided by operating activities	317,277
CASH FLOWS FROM FINANCING ACTIVITIES:	
Withdrawals	(400,000)
Net cash used in financing activities	(400,000)
NET DECREASE IN CASH	(82,723)
Cash - beginning of period	185,438
Cash - end of period	$102,715
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Freestone Securities, LLC (the "Company") was formed in 2002 under the laws of the State of Washington.

The firm received its independent broker dealer registration on January 21, 2003, is currently registered in seventeen (17) states as well as with The National Association of Securities Dealers (NASD), The Securities and Exchange Commission (SEC), SIPC, and MSRB. The firm is licensed as an Insurance Agent in The State of Washington, effective February 19, 2003.

The Company conducts business as a limited broker dealer effective October 25, 2004. The Company accepts orders in mutual funds; variable annuities, and IRS Section 529 Plans. Transactions in mutual funds, annuities and Section 529 plans are accepted on an application basis and therefore the firm is not required to maintain a clearing relationship with another self-clearing broker dealer.

Summary of significant accounting policies:

Trades are recorded on a trade date basis with related commissions income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight-line balance method over a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The Company amortizes its startup costs on a straight-line basis over 5 years. The amortization expense for the year ended December 31, 2004 was $6,060.

The Company has an agreement with an affiliate to share common expenses, such as rent, telephone and overhead. For the year ended December 31, 2004 the estimate of such value is $61,143.

The Company and its members have elected Limited Liability Company status under federal tax laws. The State of Washington has no state income tax. As a result, the Company is not liable for corporate income taxes or state imposed LLC fees. Instead, the members are taxed on the Company's taxable income on their individual income tax returns.

FREESTONE SECURITIES, LLC

Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the State of Washington.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2004.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2004 the company's net capital of $94,234 exceeded the minimum net capital requirement by $89,234; and the Company's ratio of aggregate indebtedness $6,929 to net capital was 0.74 to 1, which is less than 15:1 ceiling.

FREESTONE SECURITIES, LLC

Statement of Net Capital
Schedule I
December 31, 2004

	Focus 12/31/04	Audit 12/31/04	Change
Members' equity, December 31, 2004	$113,754	$113,754	$0
Subtract - Non allowable assets:			
Organization costs	17,701	17,701	0
Other assets	267	267	0
Tentative net capital	95,786	95,786	0
Haircuts:	1,552	1,552	0
NET CAPITAL	$94,234	$94,234	$0
Minimum net capital	(5,000)	(5,000)	
Excess net capital	$89,234	$89,234	$0
Aggregate indebtedness			
Accounts payable	6,929	6,929	0
Percentage of aggregate indebtedness to net capital	0.74%	0.74%	

There were no reported differences in the amounts stated above and that filed by the firm in its Focus report as of December 31, 2004

FREESTONE SECURITIES, LLC

December 31, 2004

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the reserve requirement of computation according to the provision of Rule 15c3-3 (k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Freestone Securities, LLC
Seattle, Washington

In planning and performing my audit of the financial statements of Freestone Securities, LLC for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Freestone Securities, LLC. that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (1) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
February 11, 2005